Exhibit 4.4

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated April 2, 2020, and should be read in conjunction with the audited consolidated financial statements and Annual Information Form for the year ended December 31, 2019 and 2018 of Hut 8 Mining Corp each of which is available on SEDAR at www.sedar.com (“Hut 8” or the “Company”).

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and “the Company” refer to Hut 8 Mining Corp. and its subsidiaries, and all references to “Management” refer to the directors and executive officers of the Company.

Unless otherwise stated, results are reported in Canadian dollars, unless otherwise noted. The Company applies International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented in the MD&A are not necessarily indicative of the results that may be expected for any future period.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. For a complete list of the factors that could affect the Company, please make reference to those risk factors referenced in Part VI – “ Risk Factors” of the Filing Statement of the Company dated February 26, 2018. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the Company’s ability to meet its working capital needs at the current level for the next twelve-month period; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward- looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Non-GAAP Measures

This MD&A presents certain non-GAAP (“GAAP” refers to Generally Accepted Accounting Principles) financial measures to assist readers in understanding the Company’s performance. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Management uses these non-GAAP measures to supplement the analysis and evaluation of operating performance.

Throughout this MD&A, the following terms are used, which are not found in the Chartered Professional Accountants of Canada Handbook and do not have a standardized meaning under GAAP.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)

•	“EBITDA” represents net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization.

•	“Adjusted EBITDA” represents EBITDA adjusted to exclude share-based compensation, fair value loss or gain on revaluation of digital assets, write-offs, and costs associated with one-time transactions (such as listing fees).

•	“Adjusted EBITDA Margin” represents Adjusted EBITDA as a percentage of revenue.

EBITDA is used to show ongoing profitability without the impact of non-cash accounting policies, capital structure, and taxation. This provides a consistent comparable metric for profitability.

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation. “Mining Profit Margin” represents Mining Profit as a percentage of revenue. Mining Profit and Mining Profit Margin show the cash expenses against the revenue without the impact of non-cash accounting policies such as depreciation.

“Cost per Bitcoin” represents cost of revenue excluding depreciation, divided by the number of bitcoin mined in the period. This metric is commonly referenced in the bitcoin mining industry and is important to gain an understanding of the profitability in reference to the price of bitcoin.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Company

Hut 8 is a bitcoin mining company with industrial scale bitcoin mining operations in Canada. Hut 8 has a North American partnership with the Bitfury Group Limited, inclusive of Bitfury Holding BV (“Bitfury”), one of the world’s leading full-service hardware and software blockchain technology companies.

Hut 8 provides investors with direct exposure to bitcoin, without the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their bitcoin.

For its mining activities, Hut 8 utilizes the BlockBox Data Center AC (“BlockBoxe”) which are manufactured by Bitfury. The BlockBox is modular, portable, and more easily upgradeable to the next generation of silicon technology.

The Company was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 1700, Park Place, 666 Burrard St, Vancouver, BC, Canada V6C 2X8, and the headquarter of the Company is located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s financial year ends on December 31. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and as “HUTMF” on the OTCQX Exchange. On March 2, 2018, the Company closed its “Qualifying Transaction” with Hut 8 Holdings Inc. (“Hut 8 Holdings”). The Company was a capital pool company prior to the Qualifying Transaction. In connection with the Qualifying Transaction, the Company changed its name to “Hut 8 Mining Corp.”

Non-GAAP Measures

This MD&A presents certain non-GAAP (“GAAP” refers to Generally Accepted Accounting Principles) financial measures to assist readers in understanding the Company’s performance. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Management uses these non-GAAP measures to supplement the analysis and evaluation of operating performance.

Throughout this MD&A, the following terms are used, which are not found in the Chartered Professional Accountants of Canada Handbook and do not have a standardized meaning under GAAP.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)

•	“EBITDA” represents net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization.

•	“Adjusted EBITDA” represents EBITDA adjusted to exclude share-based compensation, fair value loss or gain on re-measurement of digital assets, write-offs, and costs associated with one-time transactions (such as listing fees).

•	“Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation. “Mining Profit Margin” represents Mining Profit as a percentage of revenue.

“Cost per bitcoin” represents cost of revenue excluding depreciation, divided by the number of bitcoin mined in the period.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Summary

2019 was a good year for Hut 8. Despite volatile price swings in the price of bitcoin, Hut 8 managed to achieve revenue of $82.0 million, a 66% increase from 2018. In addition, Hut 8 was able to self-finance growth of hashrate in 2019, while paying down its debt balance from cash flow generated from operations. To management’s knowledge, Hut 8 remains the world’s largest publicly traded cryptocurrency miner by capacity of its operations.

Management successfully reduced operating costs over the year and positioned Hut 8 as a leading bitcoin miner in North America. Our relationship with Bitfury, our strategic partner and largest shareholder remains positive, as does our relationship with the City of Medicine Hat, from whom we purchase the majority of our electricity. We continue to strive for operational excellence and transparency for shareholders.

The network hashrate, which is reflective of the competition amongst bitcoin miners, increased from 40.2 EH/s to 92.7 EH/s, an increase of 131% in 2019. This resulted in Hut 8 having increased competition for the block reward paid to bitcoin miners and consequently, mining fewer bitcoin for the same fixed costs. The bitcoin price as a comparison increased from US$3,747 to US$7,194 in 2019, an increase of 92%, which has a positive impact on Hut 8. We believe the sharp increase in the bitcoin price in 2017 spurred significant research and development for new more efficient ASIC mining equipment which hit the market the following years. In 2018, mining began to evolve from hobbyists to large scale industrial mining. In 2019, the more efficient ASIC mining equipment entered the market and brought more institutional investors into the space which resulted in the increase in network hashrate outpacing the increase in bitcoin price.

The upcoming bitcoin halving is a major event for bitcoin this year and is also on management’s radar. The halving, set to occur in mid-May 2020, will have the impact of cutting miners’ bitcoin compensation per block reward in half. We expect that will cause many less efficient miners to shut off their miners unless the price of bitcoin significantly appreciates before then. The impact on Hut 8 is difficult to assess. Certainly, without a corresponding increase in the price of bitcoin, Hut 8’s revenue will be impacted negatively. If the price of bitcoin and the network hashrate remain flat, Hut 8’s corresponding revenue would be cut in half subsequent to the halving. Management’s expectation is that there will be a drop in hashrate as less efficient miners shut down, consequently reducing competition. We also anticipate that the price of bitcoin will appreciate post the halving as it has in the past two halvings. However, how these two factors play out is difficult to forecast. Management is actively seeking ways to mitigate these industry specific factors.

For 2020, management will continue to be diligent in keeping operations lean and optimizing its hardware and electricity consumption.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Selected Annual Financial Information

	Year ended December 31,
	2019	2018
Revenue	$81,990,119	$49,439,100
Site operating costs	(45,448,549)	(24,873,528)
Mining profit	36,541,570	24,565,572
Mining profit margin	45%	50%

Depreciation	(33,053,597)	(47,018,781)
Gross profit	$3,487,973	$(22,453,209)
Gross profit margin	4%	-45%

Expenses	(6,120,347)	(8,791,314)
Gain (loss) on use of digital assets	4,143,311	(4,039,713)
Revaluation of digital assets	4,273,686	(13,822,974)
Listing and qualifying transaction	-	(1,151,401)
Net operating income (loss)	5,784,623	(50,258,611)

Net finance expense	(4,784,817)	(872,103)
Foreign exchange gain (loss)	1,198,011	(678,495)
Other gain (loss)	(67,247)	448,264
Write-down	-	(85,404,592)
Net income (loss) and comprehensive income (loss)	$2,130,570	$(136,765,537)

Adjusted EBITDA	$33,523,508	$19,291,271
Adjusted EBITDA margin	41%	39%
Basic net income (loss) per share	$0.02	$(2.43)
Diluted net income (loss) per share	$0.02	$(2.43)

Assets
	December 31,	December 31,
	2019	2018
Total assets	$71,237,244	$82,895,453
Total non-current financial liabilities	$19,807,075	$28,296,238

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Discussion of Operations for the 2019 Year

For the year ended December 31, 2019, the Company mined 8,618 bitcoin, resulting in revenue generation of $82.0 million compared with the prior year of 5,592 bitcoin mined with revenue of $49.4 million. The reason for the increase was primarily due to a full year of operation at Hut 8’s flagship site in Medicine Hat and 12 additional BlockBoxes purchased at the end of 2018 that became operational in 2019, and also due to the increasing bitcoin price during the year.

The site operating costs for the year were $45.4 million (2018 - $24.9 million) which represents the costs incurred related to mining the 8,618 bitcoin for the year ended December 31, 2019. The cost of mining each bitcoin for the year was $5,274 (US$3,978) [2018 - $4,448 (US$3,423)] calculated by dividing site operating costs by the number of bitcoin mined for the 2019 year. As at December 31, 2019, the cost of mining remained lower than the average bitcoin price for the 2019 year of $9,832 (US$7,395) [2018 - $9,839 (US$7,572)].

Depreciation for the year was $33.0 million, compared to prior year of $47.0 million. Management revised its 2018 impairment allocation to re-distribute the impairment on a pro-rata basis to different components of the same cash-generating units based on the carrying value of each component.

Expenses for the 2019 year were $6.1 million (2018 - $8.8 million) of which there were non-cash share-based payments of $2.9 million (2018 - $3.5 million). Hut 8 recognized $33.5 million in Adjusted EBITDA, an increase of 74% from the prior year of $19.3 million. This resulted in Adjusted EBITDA margin of 41% for 2019 compared to 39% for the prior year.

For the 2019 fiscal year, Hut 8 had a revaluation gain of $4.3 million (2018 - loss of $13.8 million) from adjusting the value of the digital assets held in inventory to the market value on the reporting date. This gain is from the increase in bitcoin price from US$3,743 on December 31, 2018 to the December 31, 2019 price of US$7,194. The upward trend of bitcoin price in 2019 also meant that the Company was able to sell bitcoin at a higher market price than its adjusted cost base, resulting in a realized gain on use of $4.1 million for the year ended December 31, 2019 (2018 – loss of $4.0 million). In future quarters, the Company would expect to see unrealized gains or losses based on the price of bitcoin on the reporting date, relative to the price on the day mined, when revenue is recorded.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Below is a bitcoin price chart together with the network difficulty chart for 2019 year (reference https://coinmarketcap.com/currencies/bitcoin):

The Company recorded net income for the year ended December 31, 2019 of $2.1 million (December 31, 2018 – net loss of $136.8 million) which was primarily due to the increase in bitcoin price and purchase of additional BlockBoxes in 2018 and 2019.

Selected Quarterly Information

The following table summarizes the Company’s financial information for the last eight quarters:

All amounts in 000’s, except for share figures, and bitcoin mined, and Cost per Bitcoin

	Mar 31	June 30	Sep 30	Dec 31	Mar 31	June 30	Sep 30	Dec 31
	2018	2018	2018	2018	2019	2019	2019	2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$10,989	$7,800	$17,655	$12,995	$12,102	$28,280	$26,750	$14,858
Net income (loss)	(3,816)	(4,937)	(11,444)	(116,569)	(6,065)	33,672	(1,743)	(23,733)
Net income (loss) per share:
basic	(0.05)	(0.06)	(0.14)	(2.18)	(0.08)	0.43	(0.02)	(0.31)
diluted	n.a.	n.a.	n.a.	n.a.	n.a.	0.43	n.a.	n.a.
Site operating costs	(2,165)	(2,844)	(8,727)	(11,137)	(12,633)	(10,387)	(11,353)	(11,076)
Bitcoin mined	785	786	1,978	1,724	2,308	2,697	1,965	1,648
Cost per Bitcoin ($CAD)	$2,758	$3,618	$4,412	$6,460	$5,473	$3,851	$5,778	$6,721
Cost per Bitcoin ($USD)	$2,139	$2,781	$3,394	$4,735	$4,117	$2,879	$4,363	$5,092

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

See below for the calculation of EBITDA and Adjusted EBITDA for the most recent eight quarters:

All amounts in 000’s, except per share figures

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2018	2018	2018	2018	2019	2019	2019	2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net income (loss) from	$(3,816)	$(4,937)	$(11,444)	$(116,569)	$(6,065)	$33,672	$(1,743)	$(23,733)

Add/(deduct):
Net finance costs	(32)	-	-	-	1,184	1,205	1,123	1,273
Depreciation and amortization	5,640	5,900	17,441	18,037	4,732	4,732	4,732	18,858
Stock-based compensation	125	1,140	1,114	1,138	1,102	655	670	478
Revaluation of digital assets	4,073	1,759	548	7,443	(1,043)	(17,255)	10,052	3,972
Gain/loss on use of digital assets	-	(3)	(230)	4,273	253	(5,169)	(515)	1,288
Foreign exchange	(7)	-	(251)	927	(489)	(585)	370	(494)
Write-off	-	-		85,405	-	-	-	-
Other one-off items(1)	-	-	-	-	-	-	-	197
Other gains or losses	1,705	-	-	(89)	(951)	-	-	1,018
Adjusted EBITDA(2)	$7,688	$3,859	$7,177	$565	$(1,277)	$17,257	$14,688	$2,857
(1)	TSX uplisting fee

(2)	A non-GAAP measure defined above

The Bitcoin mining industry does not typically have seasonality; however, the Company may have fluctuations at similar times in the year related to its electricity prices. The Company’s operations are solely out of Alberta, Canada where 42MW of power is directly from a power purchase agreement with the City of Medicine Hat and the remainder is from the Alberta electricity grid. Due to the changing weather in Alberta and seasonal electricity needs, time periods of extreme cold or extreme hot weather may result in higher electricity costs. Hut 8 manages electricity costs to avoid peak prices and is constantly monitoring its operations to maximize efficiency.

During the year ended 2019, the Company incurred $22.0 million in electricity cost for its City of Medicine Hat site and $14.9 million for its Drumheller site. The below chart shows the effect on operations and profitability of the Company if the average cost of electricity were to increase by 10%, 20%, and 30%.

Sensitivity Analysis	2019 Actual	+10%	+20%	+30%
Electricity cost	36,891,929	40,581,122	44,270,314	47,959,507
Gross profit	3,487,974	(201,219)	(3,890,412)	(7,579,605)
% change		-106%	-212%	-317%
Net loss	2,130,570	(1,558,623)	(5,247,816)	(8,937,009)
% change		-173%	-346%	-519%

Industry Overview

Bitcoin

Bitcoin is a digital currency that allows peer- to-peer transactions globally over the internet. Bitcoin is independent of any central authority, such as a bank or government. Instead, bitcoin is governed by a pre-programmed algorithm called Secure Hash Algorithm 256 (SHA-256) that is backed by millions of computers across the world called “miners”. Bitcoin miners record transactions and check their authenticity. While fiat currencies are controlled by central banks and governments, bitcoin miners are spread out across the world and store transactions on a digital public ledger called the “blockchain” that can be accessed by anyone. This global and transparent system is referred to as decentralized control as the management of bitcoin does not have a central point of failure or attack.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed. To date, approximately 18 million bitcoin exist and only 21 million bitcoin will ever exist. It is expected that all bitcoin will be mined by 2140. Due to the scarcity and computational power required to mine bitcoin, it is often referred to as “digital gold”, as physical gold is also scarce and is costly to mine.

Blockchain

The bitcoin “blockchain” is a cloud-based digital public ledger where bitcoin transactions are grouped together and represented as a block in a network chain, containing all relevant transaction details. The bitcoin blockchain is maintained by a community of miners. All transactions on the blockchain are transparent and designed to make it impossible to add, remove or change data without being detected by users.

Bitcoin Mining

Mining is the process of verifying bitcoin transactions by solving a computationally difficult encrypted code, called a “hash”. The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. The average hash rate for a two- week period determines the network difficulty rate, which is set every two weeks. The network difficulty is a measure of how difficult it is to solve a block. This computational process of decrypting the code through hashing is referred to as “proof of work”. Bitcoin miners use powerful Application Specific Integrated Circuit (“ASIC”) computing chips to compete with each other to correctly solve the encryption code.

The power of the ASIC chip to produce a high number of hashes is essential to successfully mining. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner in the amount of 12.5 newly minted bitcoins plus potential transaction fees. This incentive payment halves every four years which is set to occur in mid-May 2020.

When mining Bitcoin, Hut 8 measures the output to process in computer hash rates. Each BlockBox, as owned by Hut 8, is capable of processing a total hash rate of approximately 9 to 13 PH/s. Thus, each BlockBox has a processing power of between 9-13 (depending on the strength of the ASIC chip) quadrillion hashes per second. In total, at full operation, Hut 8 has 952 PH/s or 952 quadrillion hashes per second that are attempting to solve the cryptology code and receive the bitcoin incentive payment.

Bitcoin Outlook

The bitcoin price hit its all-time-high in December 2017. During that time, there was substantial euphoria around bitcoin and other cryptocurrencies, referred to as “altcoins”. The demand and price of bitcoin was driven higher by speculators seeking quick returns and retail investors using bitcoin as a means of investing in altcoins.

By early 2018, the euphoria faded and was replaced by uncertainty around regulation and proper custody for cryptocurrencies. In addition, the value proposition of most altcoins, in general, did not come to fruition. This led to profit taking by early adopters and then to a widespread cryptocurrency sell-off through 2018 that resulted in bitcoin losing 80% of its value from its all- time-high. However, through this “crypto winter” period, bitcoin still remained the largest cryptocurrency by market size and volume by a large margin.

2019 was a mixed year for bitcoin. While the price started the year at US$3,747 and ended the year at US$7,194, there was tremendous volatility throughout the year. In 2019, the bitcoin price had a low of US$3,391 and a high of US$13,796, which was thought to be as a result of the Facebook backed Libra cryptocurrency. While Libra is considered to be very different than bitcoin, the initial support behind Libra lifted all cryptocurrencies. Consequently, when regulatory concern and initial support waned for Libra, so did demand for bitcoin which declined and did not see the price peak again in 2019.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

However, despite the volatility of 2019, Hut 8 management still believes that bitcoin represents a digital storage of value and the future of global digital money. Our conviction in the use of bitcoin as a digital store of value and international payment settlement system remains strong.

Overall, Hut 8 is optimized to benefit from the strength in the price of bitcoin. Hut 8 does not plan to stray from its strategy of being a pure play bitcoin miner.

Hut 8 Custody of Bitcoin

For the protection of its bitcoin on behalf of shareholders, Hut 8 does not self-custody its bitcoin. Instead, Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. BitGo is financially backed by Wall Street firms including Goldman Sachs. Hut 8 utilizes both cold and hot storage for bitcoin with BitGo.

Previously to BitGo, Hut 8 used the services of Xapo GmbH (“Xapo”) since inception. Xapo is approved by a Swiss financial regulator, to operate on the bitcoin management, storage, and related services out of Switzerland and regulated under the oversight of the Association for Financial Quality Assurance.

Xapo announced their exit from the institutional custodian business on August 15, 2019. After a thorough search for a replacement, Hut 8 chose BitGo as its new custodian.

Hut 8 continues to explore new ways to enhance the custody of its bitcoin and improve security for shareholders.

Qualifying Transaction

On March 2, 2018, the Company completed its qualifying transaction (the “Qualifying Transaction”) with Hut 8 Holdings Pursuant to the Qualifying Transaction the following occurred:

(a)	The Company implemented a consolidation, immediately prior to the completion of the Debt Conversion and the Amalgamation (as defined below), of its then issued and outstanding 9,500,000 Common Shares on the basis of one new Common Share for every 52.7777 existing Common Share;

(b)	The Company effected a conversion of $200,000 of debt owing by the Company into 40,000 Common Shares, based on a conversion price of $5.00 per Common Share (the “Debt Conversion”);

(c)	The Company acquired all of the issued and outstanding common shares of a private corporation incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), Hut 8 Mining Corp. (the “Hut 8 PrivateCo”), from the shareholders of Hut 8 PrivateCo in exchange for an aggregate of 82,160,000 Common Shares;

(d)	Hut 8 PrivateCo and 1149835 B.C. Ltd., a wholly-owned subsidiary of the Company amalgamated under the BCBCA (the “Amalgamation”) and continued as one corporation, Hut 8 Holdings, which is a wholly-owned subsidiary of the Company; and (e) the Company changed its name to “Hut 8 Mining Corp.”.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

The Qualifying Transaction has been accounted for as a reverse acquisition that does not constitute a business combination. For accounting purposes, the legal subsidiary, Hut 8 Holdings, has been treated as the acquirer and Hut 8 Mining Corp., the legal parent, has been treated as the acquiree. For accounting purposes, this MDA and the related consolidated financial statements reflect a continuation of the financial position, operating results and cash flows of the Company’s legal subsidiary, Hut 8 Holdings.

Significant Agreements

On November 29, 2017, the Company entered into a Master Data Centre Purchase Agreement (the “MPA”) with Bitfury. The MPA governs the terms and conditions for the purchase from Bitfury of certain equipment (the “Data Centres”) used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency. The MPA is for a term of five years, with two successive renewal terms of one year each.

Concurrent with the MPA, on November 29, 2017, the Company entered into a Master Service Agreement (the “MSA”) with Bitfury. In accordance with the MSA, Bitfury shall provide the management, maintenance, support, logistics and operational services (the “Services”) required to run the Data Centres. The MSA is for a term of five years, with two successive renewal terms of one year each.

The Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electric energy, and the lease of land upon which Hut 8 is constructed its mining facilities. For electricity, an Electricity Supply Agreement (”ESA”) was executed, whereby CMH will provide electric energy capacity of approximately 67 MW to the new Hut 8 facilities, which in conjunction with the Company’s approximate 40 MW in operation in Drumheller, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month up to December 31, 2027.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Liquidity and Capital Resources

As at December 31, 2019, the Company had a working capital surplus of $6.0 million (December 31, 2018 deficit of $18.3 million) and shareholders’ equity of $42.7 million.

Net cash provided from operating activities was $14.4 million, which does not include the bitcoin mined but not yet converted to cash. Cash used in investing activities amounted to $9.7 million which was used for the purchase of nine BlockBoxes at the Drumheller site. Cash used in financing activities was $5.3 million, net of the finance draw from the loan with Genesis Global Capital, LLC (“Genesis”) and the payment of the Galaxy Digital Holdings Ltd. (“Galaxy”) loan in full and the Bitfury loan.

As at December 31, 2019, the Company had cash on hand of $2.9 million (December 31, 2018 - $3.6 million) and digital assets of $27.3 million (December 31, 2018 - $15.4 million).

The Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon maintaining sustained profitability and maintaining the Company’s loans in good standing. There are various risks and uncertainties affecting the Company’s operations including, but not limited to, the viability of the economics of bitcoin mining, the liquidity of bitcoin, the Company’s ability to maintain its security of its digital assets and execute its business plan. The Genesis loan requires bitcoin collateral. If the bitcoin price reaches a price where Hut 8 does not have the bitcoin to sufficiently collateralize the loan, then after a cure period of 10 days, Genesis may be able to liquidate a significant portion of Hut 8’s bitcoin, demand immediate repayment of the loan, or terminate the loan agreement.

The Company’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more of loans and equity investments. Given the volatility in the financial markets, it may be difficult to raise financing when needed. Failure to implement the Company’s business plan could have a material adverse effect on the Company’s financial condition and/or financial performance (See also Note 15). Accordingly, there are material risks and uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.

On February 7, 2018, Hut 8 completed a private placement, on both a brokered and non-brokered basis, of 9,000,000 Hut 8 Subscription Receipts at a price of $5.00 per Hut 8 Subscription Receipt, and 5,000,000 Hut 8 PrivateCo Common Shares at a price of $5.00 per Hut 8 PrivateCo Common Share, for aggregate gross proceeds of $70,000,000 (the “Offering”), comprised of $58,440,265 in cash and $11,559,735 in value of bitcoin. The brokered portion of the Offering was completed pursuant to an agency agreement dated February 7, 2018 between Hut 8 and the Agent, being GMP Securities L.P.

On September 10, 2018, the Company received funds from a loan payable, net of cash transaction costs, of $19,626,691 (US$15,194,570) to Galaxy, a related party. The loan payable matures on March 10, 2021 when US$16,000,000 will be due to Galaxy. The loan payable is denominated in US dollars and bears interest at a rate equal to LIBOR + 10% per annum (or otherwise in accordance with the terms of the loan payable credit agreement).

At December 31, 2018, the Company finalized a loan with Bitfury related to a purchase for the purchase of 12 BlockBoxes in Drumheller which included upgraded chips, for $12,210,012 (US$9,000,000). The loan payable is unsecured and bears interest at 12% per annum. This loan is split into a $8,140,008 (US$6,000,000) portion which will be repaid in $339,167 (US$250,000) installments every month for 24 months. The remaining principal of $ 4,070,004 (US$3,000,000) will become due at the earlier of January 1, 2021 or the date that the principal for the Galaxy loan has been fully repaid. All interest accrued during the first 24 months of this loan will become due on January 1, 2021 and all interest accrued after this date will be due on a monthly basis thereafter.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

On November 20, 2019, the Company finalized a loan for $19,482,000 (US$15,000,000) to Genesis. The loan bears interest at 9.85% per annum, payable monthly, and matures on May 21, 2021. 85% of the loan is collateralized with bitcoin that has been transferred to Genesis. If the collateralized value of the bitcoin drops below 75% of the loan, additional bitcoin will be sent to Genesis to bring the collateral level back to 85%. Conversely, if the collateralized bitcoin value goes over 95% of the loan, bitcoin will be returned to the Company as long as the 85% level remains satisfied. These funds were used to repay the loan with Galaxy.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Financial Instruments and Business Risks

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and deposits and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

For the protection of its bitcoin on behalf of shareholders, Hut 8 does not self-custody its bitcoin. Instead, Hut 8 uses the services of BitGo. BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. BitGo is financially backed by Wall Street firms including Goldman Sachs.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

As at December 31, 2019 the contractual maturities of financial liabilities, including estimated interest payments are as follows:

	Carrying	Contractual
	amount	cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities	$1,221,432	$1,221,432	$1,221,432	$-	$-	$-
Loans payable and interest	25,713,548	30,561,714	10,345,679	20,216,035	-	-
Lease commitments	325,075	728,482	35,577	35,577	78,231	579,097
	$27,260,055	$32,511,628	$11,602,688	$20,251,612	$78,231	$579,097

Foreign Currency Risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Foreign currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment from Bitfury and with loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. Currently, the Company has its investment highly concentrated in a single asset, bitcoin. The Company tracks the market price of bitcoin, less the Company’s liabilities and expenses, by investing in the assets of the company in bitcoin.

Price Volatility Risk

The Company is at risk due to a wide fluctuation in the price of bitcoin, the speculative nature of the underlying asset, and negative media coverage. Downward pricing of bitcoin may adversely affect investor confidence, and subsequently, the value of the Company’s bitcoin inventory, its stock price, and profitability.

Security Risk

Bitcoins are controllable only by the possessor of the private key relating to the local or online digital wallet in which the bitcoin is held. The bitcoin network requires a public key relating to a digital wallet to be published when used in a spending transaction and, if keys are lost or destroyed, this could prevent trading of the corresponding bitcoins.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the bitcoin exchange market since the launch of the bitcoin network. Any security breach caused by hacking could cause loss of bitcoin investments.

Bitcoin Network Risk

The open-source structure of the bitcoin network protocol means that the core developers of the bitcoin network and other contributors are generally not directly compensated for their contributions in maintaining and developing the bitcoin network protocol. A failure to properly monitor and upgrade the bitcoin network protocol could damage the bitcoin network.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Digital Assets and Risk Management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of bitcoin; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market price for bitcoin could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of bitcoin.

Bitcoin has a limited history and the fair value historically has been volatile. Historical performance of bitcoin is not indicative of its future price performance. The Company’s digital assets currently solely consist of bitcoin.

Bitcoin Halving Risk

The current global bitcoin network rewards miners 12.5 bitcoin per block, which is approximately 1,800 bitcoin per day. In May 2020, the bitcoin daily reward will halve to 6.25 bitcoin per block, or approximately 900 bitcoin per day. This halving may have a potential impact on the Company’s profitability at the reward level of 6.25 coins. Based on the fundamentals of bitcoin mining and historical data on bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the bitcoin rewards per block are halved. The Company believes that although the halving would reduce the block reward by 50%, other market factors such as the network difficulty rate and price of bitcoin would change to offset the impact of the halving sufficiently for the Company to maintain profitability. Nevertheless, there is a risk that a halving will render the Company unprofitable and unable to continue as a going concern.

Pandemic and COVID-19

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 virus (“COVID-19”) and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impact of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, ability to visit Hut 8’s facilities, results of operations and other factors relevant to the Company.

Contract Renewal Risk

Hut 8 and Bitfury have two key contracts that outline how equipment is purchased from Bitfury and how they provide services to Hut 8 which are the MPA and the MSA. The terms of these agreements are for five years, at which point the agreements will be up for renewal. Both the Company and Hut 8 have the ability to not renew the contracts, or the contracts may be renewed at terms less favorable for the Company or for Bitfury.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Related Party Transactions

During the year ended December 31, 2018, $24,000 was charged by CFO Advantage Inc., a Company owned by the former Chief Financial Officer of the Company, for consulting fees.

During the year ended December 31, 2018, $75,000 was charged by a former director of the Company for consulting fees in consideration of this former director’s involvement with various pre-listing and corporate governance-related matters and was reimbursed for $13,627 of out of pocket expenses.

During the year ended December 31, 2018, the Company was charged $ 146,044 (2017 - $105,239) for out of pocket expenses, by First Block Capital Inc., a Company controlled by a former officer and a former director of the Company. These expenses were charged primarily for travel costs related to fundraising, meetings with strategic partners, and organizing the Company.

See the consolidated financial statements for the year ended December 31, 2019, for related party transactions with respect to share issuances.

Michael Novogratz was a former director of the Company and is a controlling shareholder of Galaxy, resulting in the Company and Galaxy to be classified as related party entities up to May 13, 2019, the date of the Company’s Annual General Meeting. During the year ended December 31, 2018, the Company sold 1,345 bitcoin for approximately $ 8,068,270 with Galaxy. During the period between January 1, 2019 and May 13, 2019, the Company sold 1,942 bitcoin for approximately $10,950,403 of fiat currency with Galaxy. See Note 9 for the amounts owing and further transactions with Galaxy

During the year ended December 31, 2019, the Company acquired mining equipment from Bitfury, a controlling shareholder of the Company, with a total cost of $9,234,400 (2018 - $168,712,484) paid with common shares, bitcoin, and cash. The Company paid $ 461,720 (2018 - $881,835) related to GST for the purchase, which has been expensed since the amount is unlikely to be recoverable. During the year ended December 31, 2019, the Company was charged $19,913,152 (2018 - $13,368,890) in site operating costs. As of December 31, 2019, $ 394,732 (December 31, 2018 - $15,163,527) was owed to Bitfury, which have been included in accounts payable and accrued liabilities. Of the outstanding accounts payable on December 31, 2018, $5,576,150 was converted to common shares of the Company on March 27, 2019.

On February 26, 2019, Hut 8 agreed and subsequently closed the issuance of 3,717,433 common shares in settlement of outstanding accounts payable to Bitfury of $5,576,150, based on a conversion price of $1.50 per share.

These transactions were made on terms equivalent to those that prevail in arm’s length transactions.

Critical Accounting Estimates and Accounting Policies

The following are the estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the unaudited condensed consolidated interim financial statements:

i.       Fair value measurement of stock options and broker warrants

The Company measures the cost of equity-settled transaction by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the broker warrants, volatility and dividend yield and making assumptions about them.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

ii.       Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within the bitcoin blockchain, and as consideration for these services, the Company receives bitcoin. Revenue is measured based on the fair value of the bitcoin received. The fair value is determined using the closing bitcoin price each day per Coinmarketcap. The Company is relying on the data available at Coinmarketcap to be an accurate representation of the closing price for the digital assets.

iii.       Fair value of digital assets

Digital assets, consisting solely of bitcoin, are measured at fair value using the quoted price on Coinmarketcap. Management considers this fair value to be a level two input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges. The bitcoin is valued based on the closing price obtained from Coinmarketcap at the reporting period corresponding to the digital assets mined by the Company.

The Company’s determination to classify its holding of bitcoin as current assets is based on management’s assessment that its bitcoin held can be considered a commodity and the availability of liquid markets to which the Company may sell a portion or all of its holdings.

iv.       Non-monetary transactions

Non-monetary transactions for the exchange of bitcoin for various goods and services are measured at the fair value determined from the exchange amount. Fair value of the bitcoin is determined at the time of transaction.

v.       Share based transactions

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

vi.       Useful life of mining equipment

Management is depreciating mining equipment using a straight-line basis, with a useful life of:

Seacan containers and supporting infrastructure	4 years
Mining servers	2 years

The mining equipment is used to generate bitcoin. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its mining equipment are influenced by several factors including, but not limited to, the following:

•	The complexity of the mining process which is driven by the algorithms contained within the digital assets open source software; and

•	Technological obsolescence reflecting rapid development in the mining machines such that more recently developed hardware is more economically efficient to run in terms of digital assets mined as a function of operating costs, primarily power costs (ie., the speed of mining machines evolution in the industry) is such that later mining machine models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

Based on the Company and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions included in such forecasts, including digital asset’s price and network difficulty, and derived from management’s assumptions. Based on current data available, management has determined that the straight-line method of amortization best reflects the current expected useful life of mining equipment. Management will review their estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date.

vii.       Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company has not recognized the value of any deferred tax assets in its statements of financial position.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with our various filing positions. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

The Company has earned bitcoin from the commercial activity of bitcoin mining. The Company has followed the published Canada Revenue Agency (“CRA”) view that bitcoin is a commodity and inventory of the business, the value of which is included in the calculation of taxable income from the business. Bitcoin is valued in accordance with Section 10 of the Income Tax Act. Revenue from bitcoin mining is included in taxable income when the bitcoin earned is sold or exchanged for cash or another asset. There is uncertainty regarding the taxation of cryptocurrency and the CRA may assess the Company differently from the position adopted. This could result in additional current taxes payable with equal offset to deferred tax expense.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2019

Capital Management

The Company’s capital currently consists of Common Shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares.

Management’s Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management is committed to delivering timely and accurate disclosure of all material information.

Disclosure controls and procedures ensure that reporting requirements are satisfied, and that material information is disclosed in a timely manner. Due to the limitation on the ability of the officers to design and implement cost-effective policies for disclosure controls and procedures and internal control over financial reporting, the officers are not making representations that such controls and procedures would identify and allow for reporting material information on a timely basis, nor are they representing that such procedures are in place that provide reasonable assurance regarding the reliability of financial reporting.

However, as permitted for TSX issuers, the CEO and CFO individually have certified that after reviewing the consolidated financial statements for the years ended December 31, 2019 and 2018 and this MD&A of the Company, there are no material misstatements or omissions, and the filing materially presents the consolidated financial position and consolidated results of operations and cash flows for the year ended December 31, 2019 and all material subsequent activity up to April 2, 2020.

Share Capital

As of the date of this MD&A, the Company has issued, and outstanding share capital comprised of 90,476,317 Common Shares, 910,000 stock options, 2,882,222 warrants, and 1,213,434 restricted share units.

Additional information and other publicly filed documents relating to the Company are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.